UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

COTHERIX, INC.

(Name of Subject Company (Issuer))

CURL ACQUISITION SUBSIDIARY, INC. (OFFEROR)

ACTELION US HOLDING COMPANY (PARENT OF OFFEROR)

(Names of Filing Persons)

Common stock, $0.001 per share	22163T103
(Title of Class of Securities)	(CUSIP number of Class of Securities)

Dr. Marian Borovsky

General Counsel

Actelion Ltd.

Gewerbestrasse 16 / 4123 Allschwil / Switzerland

+41 61 565 64 39

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Bartley C. Deamer, Esq.

Bingham McCutchen LLP

1900 University Avenue

East Palo Alto, California 94303

(650) 849-4400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Actelion – Welcome to our webcast

2 proposed CoTherix acquisition 20 November 2006

1

Today’s Actelion webcast to discuss the proposed acquisition of CoTherix, Inc. will start at 14.30 CET / 13.30 GMT / 08.30 a.m. EST

Actelion – Welcome to our webcast

1

Disclaimer (I)

The following information contains certain “forward-looking Statements”, relating to the Company’s business, which can be identified by the use of forward-looking terminology such as “estimates”, “believes”, “expects”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be, “seeks”, “pending” or “anticipates” or similar expressions, or by discussions of strategy, plans or intentions. Such statements include descriptions of the Company’s investment and research and development programs and anticipated expenditures in connection therewith, descriptions of new products expected to be introduced by the Company and anticipated customer demand for such products and products in the Company’s existing portfolio. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

3

Disclaimer (II)

The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this press release include statements regarding CoTherix’s expectations, beliefs, hopes, goals, plans, intentions, initiatives or strategies, including statements regarding risks to both companies that the acquisition of CoTherix will not be consummated as the transaction is subject to certain closing conditions. In addition, when the transaction is consummated, there will be risks and uncertainties related to Actelion’s ability to successfully integrate the products of the two companies. Other factors discussed in the “Risk Factors” section of CoTherix’s Quarterly Report on Form 10-Q for the period ended September 30, 2006 filed with the Securities and Exchange Commission.

4
2

Comments by the CEO

Jean-Paul Clozel, M.D.

Chief Executive Officer

5 Tracleer ZAVESCA proposed CoTherix acquisition 20 November 2006 ACTELION

Definitive agreement to acquire CoTherix

6 Tracleer ZAVESCA proposed CoTherix acquisition 20 November 2006 ACTELION

3

Comments by the CEO

Jean-Paul Clozel, M.D.

Chief Executive Officer

5

Definitive agreement to acquire CoTherix

Demonstrates Actelion’s committment to improve Pulmonary Arterial Hypertension (PAH) therapy ?Immediately improves Cash Earnings as of 2007

Transaction leaves Actelion’s culture unaffected

6
3

Details of the definitive agreement

Proposed acquisition price: USD 420 million (USD 13.50 per share) ?Tender offer to start on 8 December 2006

Subject to standard conditions (i.e. Hart-Scott-Rodino Antitrust) ?Transaction likely to close in Q1 2007

7

Innovation dedicated to PAH patients ?Tracleer® – first-in-class ERA

Ventavis® – first-in-class inhaled prostacyclin

Ventavis® – first-in-class inhaled prostacyclin

Actelion and CoTherix committed to improve PAH care

® ?Large clinical program to further explore Tracleer® in different PAH situations and in combination ?Large clinical program to facilitate use of Ventavis® through improved delivery, inhalation as dry powder, and in combination

8
4

Immediate postive impact on cash EPS

Transaction adds to top-line revenues and bottom-line earnings ?Ventavis® sales expected to add more than USD 100 m in 2007

Substantial synergies

Cash EPS accretive as of 2007

US GAAP EPS accretive as of 2008 (due to one time IPRD charge in 07)

No change to 2006 guidance

9

Financing of proposed acquisition

Acquisition will be financed out of Actelion’s cash balance

Gross cash position on 30 September 2006: CHF 636.6 million

Convertible bond launched on 9 November 2006 : CHF 460 million

10

5

Transaction bolsters key growth initiatives

1	Tracleer® and Zavesca® : Strengthen the foundation
2	Portfolio turbo charge: Accelerate and optimize R & D pipeline
3	Business development: Intensify search and acquire new products
4	Geographic platform: Optimize expansion in Sales, Marketing and R & D
5	People: Make Actelion a great place to work and resource for success!

11

Q & A session

Jean-Paul Clozel

Andrew J. Oakley

Simon Buckingham

Roland Haefeli

12

6

Actelion – Newsflow until January 2007

Date	Event
Before year-end	Actelion-1
December '06/January '07	Bosentan in EARLY

13 Tracleer ZAVESCA proposed CoTherix acquisition 20 November 2006 ACTELION

Financial Calendar FY 2007

Date	Event
22 February 2007	Full year 2006 results R&D day
19 April 2007	3-month 2007 financial results
19 July 2007	6-month 2007 financial results
18 October 2007	9-month 2007 financial results

14 Tracleer ZAVESCA proposed CoTherix acquisition 20 November 2006 ACTELION

7

Actelion – Newsflow until January 2007

Date

Before year-end

December ‘06/January ‘07

Event

Actelion-1

Bosentan in EARLY

13

Financial Calendar FY 2007

Date

22 February 2007

19 April 2007

19 July 2007

18 October 2007

Event

Full year 2006 results R&D day

3-month 2007 financial results

6-month 2007 financial results

9-month 2007 financial results

14

7

Actelion Pharmaceuticals Ltd.

“Investor Conference Call to

discuss the proposed acquisition

of CoTherix”

November 20th, 2006

2.30 p.m. (C.E.T.)

Moderators:

Mr. Jean-Paul Clozel - Chief Executive Officer

Mr. Roland Häfeli - Head of Investor Relations and Public Affairs

Mr. Andrew Oakley - Chief Financial Officer

Mr. Simon Buckingham - Global Corporate and Business Development

Actelion Pharmaceuticals Ltd.

“Investor Conference Call to discuss

the proposed acquisition of CoTherix”

November 20th, 2006

2.30 p.m. (C.E.T.)

Operator:

Good morning and good afternoon. This is the Chorus Call Conference Operator. Welcome to the “Actelion’s Investor Conference Call to discuss Actelion’s definitive agreement to acquire US-based CoTherix”.

As a reminder, all participants are in listen-only mode and the Conference is being recorded. After the presentation, there will be an opportunity to ask questions. Should anyone need assistance during the Conference Call, they may signal an Operator by pressing * and 0 on their telephone.

At this time, I would like to turn the Conference over to Mr. Roland Häfeli, Head of Investor Relations and Public Affairs, Mr. Jean-Paul Clozel, CEO of Actelion, Mr. Andrew Oakley, CFO and Mr. Simon Buckingham, Global Corporate and Business Development. Please go ahead Gentlemen.

Roland Häfeli:

Good day Ladies and Gentlemen. Good morning to the United States. Good afternoon here in Europe. Actelion, this morning has announced that it has entered into a definitive agreement to acquire CoTherix Inc, quoted at Nasdaq on the header CTRX, a biopharmaceutical company with its headquarters in Brisbane, California. CoTherix, currently markets “Ventavis”, iloprost, the only approved inhaled therapy for the treatment of Pulmonary Arterial Hypertension in the United States.

Transaction has been approved unanimously by the Boards Of Directors of both companies and Actelion will commence a cash tender offer of US Dollar 13.50 per CoTherix Inc. share for total acquisition price of approximately 420 million Swiss - Dollars or 525 million Swiss Francs. I would like to draw your attention to that this is a transaction to take place in the space of the United States as such.

Please be advised about the SEC mandate of the disclaimer statements, that the following information contains certain “forward-looking Statements”, related to the Company’s business, which can be identified by the use of forward-looking terminology. Such statements might include descriptions of the Company’s investment and research and development programs. Many factors could cause the actual results, performance or achievements of the Company to be - to be material different from any future results, performances or achievements that might be expressed or implied by such forward-looking statements.

Thus, I would like to draw your attention to the fact that this transaction relates to the CoTherix, previously issued expectations, beliefs, hopes, goals, plans, intentions, initiatives or strategies, including statements regarding risks to both companies that the acquisition of CoTherix will not be consummated as the transaction (stops’) check at to certain closing conditions.

In addition, when the transaction is consummated, there will be risks and uncertainties related to Actelion’s ability to successfully integrate the products of the two companies. Other factors discussed in the “Risk Factors” section of the CoTherix’s Quarterly Report on Form 10-Q for the period ended September 30, 2006, filed with the Securities and Exchange Commission.

Following these healthcare warnings for investors, I would like to hand over to Jean-Paul Clozel, to discuss the acquisition as it is described in today’s press release. Again, given that this transaction affects SEC regulations in the United States.

I would like to remind you that the company is planning to discuss the proposed transactions only within the space of the already issued press release and we will not be able to enter or provide any other additional information regarding numbers, forward-looking statements or any other information that could legally pertain to the transaction to be-, before the transaction is being closed. Jean-Paul with those long disclaimers, please, for you to the substance.

Jean-Paul Clozel:

Thank you, Roland. I think, soon, the disclaimers will be longer than the conference, so. Good afternoon and welcome. Today, Actelion has announced that it has signed a definitive agreement to acquire US-based CoTherix.

There is an absolutely clear rationale to this transaction. This acquisition clearly demonstrates our commitment to the Pulmonary Arterial Hypertension or PAH space and its patients. Specifically, this acquisition bolsters our US organization, allowing us to expand the reach for Ventavis and Tracleer.

This transaction is immediately resulting in positive 2007 cash earning. We expect that Ventavis sales could add about 100 million US Dollars to our top-line revenues. With the potential for synergies, we expect also sizable contribution to our borderline earning.

This acquisition also fits with our culture based on innovation and our current efforts to focus both on drug discovery and to expand our pipeline, potentially having five different compound in Phase III in 2007.

Next slide. Briefly, the key points of the proposed acquisition. Unanimously, the two birds - the two boards have agreed on an acquisition price of 420 million US Dollars of 13.5 US Dollars per share. This represents approximately a premium of 69% over the three-month volume, weighted average price of 7 Dollars and 98 Cents. The tender offer expected to start on 8th of December 2006. And the transaction is naturally subject to standard conditions, such as the Hart-Scott-Rodino Antitrust. Unforeseen events excluded, the transaction is likely to close in the Q1 2007.

Next slide. The combination of Actelion and CoTherix will bring substantial advantages to PAH patients and are expected to result in further improvements in PAH care. On one hand, Actelion has successfully developed and marketed Tracleer, this first oral PAH therapy and the first in class dual endothelin receptor antagonist.

On the other hand, Ventavis is the first-in-class inhaled prostacyclin, and it has been brought to the US by CoTherix. CoTherix has made a fantastic job to have this drug register in the US with a good label in a record time. They’re also - they have also put in place a strong scientific program and an excellent sales force.

Most companies have not rested on these achievements. But, they have continued to invest in improving PAH care. Actelion is running a large clinical program to further explore Tracleer in different PAH situation and in combination with other drugs.

CoTherix has a substantial clinical program to facilitate the use of Ventavis through improved delivery, using combination, and in addition has recently announced its intention to commence development of a dry powder formulation. We hope to advance those efforts further, in the interest of PAH patient who wish to have multiple therapies available to treat their disease.

Next slide. This transaction is also in the best interest of shareholders. CoTherix shareholders realize substantial value immediately. Actelion shareholders are participating in value creation today and tomorrow. The acquidition - the acquisition adds to top line revenues, with Ventavis sales expected in line with CoTherix previous guidance to add more than 100 million US Dollars to our 2007 P and L. With a potential for synergy, the acquisition is expected to have a positive impact on cash EPS from 2007.

In terms of US-GAAP EPS, the transaction will become accretive in 2008, as we expect to record in 2007, a substantial one-time, non-cash in-process research and development charge with the exact amount still to be determined. I still expect the company to report a full-year operating profit under US- GAAP in 2007.

More details will become available when we report full-year 2007 guidance on 22nd of February 2007, at which point on time the transaction might have closed.

For completeness sake, our previous 2006 guidance remained in place with Actelion expecting to report to 2006 operating profit of between 240 and 260 million. We have chosen to transact in the form of a cash tender offer as we are able to finance an old cash deal out of our cash balance.

On 30th September of 2006, we reported the gross cash position of 636.6 million Swiss Francs. Also, note that we have launched on November 9th of this year, a 460 million Swiss Francs, zero-coupon, zero yield to maturity convertible bond. The closing date for this convertible is the 22nd of November 2006.

Next slide. This proposed acquisition of CoTherix demonstrates our continued commitment to all five key growth initiative, which we have shared with you earlier on this year. First, strengthen the Tracleer Foundation, Ventavis wi- will enhance Actelion’s role as a lead innovator of PAH therapy, to increase our ability to conduct combination trials and will provide an opportunity for the US sales force to leverage off their past effort.

Second initiative, portfolio Turbocharge. We expand our portfolio with a PAH product with significant upside potential ahead.

Third initiative in Business Development. This acquisition clearly leverage our existing infra- US infrastructure and has a positive impact on our cash generation.

Geographical expansion, we are strengthening our organization in the US a very, very competitive market.

Finally, fifth initiative, to make of Actelion a well resourced and enthusiastic work place, I think that the opportunity to promote Ventavis will be extremely well received by our US colleagues.

All of Actelion will welcome the chance to demonstrate our commitment to advancing PAH care. This proposed acquisition, therefore, is yet another building block to realize our strategic goal to become one of the world’s leading biopharmaceutical company through innovation. Hold on…

Roland Häfeli:

Thank you very much Jean-Paul, you know, I - I do hate this, but again I will have to use at this time the disclaimers. With this presentation, we have covered what has been disclosed in the press release issued, this morning by Actelion and we are unable, in - in any case, to answer any specific questions you might have about this proposed transaction, its financial impact or any other specific measures other than described in general terms as stated in this Q&A.

We are nevertheless more than happy to take any of your questions related to the overall strategy of Actelion.

With this I would like to open the floor for about nine minutes of Q&A, as we’ll have to closedown at 3 o’clock when the employee briefings will take place here at Actelion. Conference operator for nine minutes, please. Thank you.

Operator:	Excuse me. This is the Chorus Call Conference Operator. We will now begin the “Question & Answer” Session.

Anyone who wishes to ask a question may press * and 1 on their touchtone telephone. Anyone who has a question may press * and 1 at this time.

Operator:	The first question is from Ms. Annie Cheng from JP Morgan. Please go ahead Madam.

Annie Cheng:

Well, congratulations and thanks for taking my question. I guess, I’m just wanting to get some sense of what level of sales synergy we can expect with this acquisition? Can you, maybe, talk a little bit about the percentage of Tracleer patients who are currently on the prostacyclin?

And then secondly, maybe you can talk a little bit about, how quickly can the Actelion sales and marketing organization be up and running with Ventavis and what is opportunity for upside as Ventavis will then be marketed by a much bigger sales force? Thank you.

Roland Häfeli:

(Sorry), so, I - I think we cannot give numbers but I can give general comments. Clearly, I think, that, quite a significant number of patients who have now treated by Ventavis are also treated by Tracleer.

You know, that there have been studies showing that combination of two drug is safe and shows clear sign of efficacy and therefore it’s a logical combination. I think that it makes a lot of sense to be able to - to use the two drugs together. I think, that clearly to market we know very well.

So, about your questions, how fast can we get organized, it’s very clear that it’s a market we know certainly the best and therefore it should be a very fast and efficient combination of sales force organization.

Annie Cheng:	That’s great. Thank you.

Roland Häfeli:	Thank you, Annie.

Operator:	The next question is from Mr. Ravi Mehrotra from Credit Suisse. Please go ahead Sir.

Ravi Mehrotra:	Thanks for taking my question and congratulations on a great deal. Couple of questions. Do you expect to conduct any further clinical studies to fully leverage Tracleer and Ventavis?

Second question rather cheeky. Peak sales estimates for Ventavis and your guidance or your ship?

Third question, you haven’t talked about Fasudil at all. Could you give us a better color on what you think, how promising that project is?

And the last question, another cheeky one but I guess it would be nice to have the rest of world (rise) to Ventavis. Could you comment on that? Thank you.

Roland Häfeli:	Thank you and let me just repeat one after the other and Jean-Paul will try to go after them. For the clinical trials involving Ventavis and Tracleer.

Jean-Paul Clozel:

I - I think that’s, as we say, our intention is to continue to go our way, which is a scientific - really scientific way and we want to create when we - we can. We want to create new data in the best manner as we can.

And therefore, it’s an obvious - it’s an obvious thing that if we can really improve the care - the care of patients by combining both drugs, we - we would like to demonstrate even better than what has been done. So, I think it’s something, which we have to think very carefully.

Roland Häfeli:

Then to translate one of Ravi cheeky’s question, he basically tries to extract from you any kind of information if we believe that our peak sales and estimates for Ventavis are higher than those previously communicated.

Jean-Paul Clozel:

If I give a number, I will not get out of this room, so - so - clear I think we - we should stick to the numbers, which are included in the press release, and we also - and I think it’s really a fair statement.

We need to get this thing organized and we need to try to do our best. I think it’s - we will really try to optimize the sales of both drugs, Tracleer and Ventavis and I think there is a mutual synergy. I think it might be very useful for - for us to have these two drugs and I think we will make really efforts to optimize these two drugs and I don’t think we can, today, give these numbers.

Roland Häfeli:

Then the next question, he was asking about Fasudil, for those of you not familiar, please refer to CoTherix’s disclosure. This is a about a rho-kinase recently in licensed by CoTherix for PAH and other cardiovascular complications. So Jean-Paul…

Jean-Paul Clozel:

So, Fasudil - Fasudil clearly, we - we have done our due diligence. So, we know a little bit more about Fasudil and I think it’s a very interesting project and we need to consider it as a very new and innovative way to address some clinical issues, but we - I think we have to be also careful to focus our efforts and to have a pipeline as lean and as productive as we can. So, I think that these projects will have to be considered within the whole - the whole portfolio of both companies together.

Roland Häfeli:

And then the last question is obvious basically asking what about rest of the world rights to Ventavis, for those of you, again, in other words, please refer to disclosure by sharing and buyer’s sharing whether rights originate from this company.

Jean-Paul Clozel:	So, I - I cannot speak for buyer, because they have the rights and they are of course in - in some reorganization also because the deal will be closing soon or has already closed, I don’t know.

Though I cannot speak for them, but what I can say is that all the efforts that CoTherix has made to improve the administration mode to start new formulations should be also - ideally should benefit to the European sales of - of Iloprost. So, I think that, what you are mentioning makes a lot of difference.

Ravi Mehrotra:	Thank you very much.

Roland Häfeli:	Thank you Ravi. Next question please.

Operator:	The next question is from Mr. Zubin Dastoor from NZB. Please go ahead sir.

Zubin Dastoor:

Good afternoon Gentlemen. Two main questions, I’ve got. First of all, could you just give us a little detail if there are contractual obligations, which CoTherix has with its pharma distributors agree to healthcare and Cura Script or if you could cancel those agreements at any time?

And the second question is concerning financial, the statement that you want to be cash accretive on a EPS status in 2007, does that include all cost excluding only in process R&D, that means, does it also include the potential 10 million US Dollar of milestone payments, which CoTherix would have to do, if it exceeds 100 million in annual sales.

Andrew Oakley:

Thanks for the questions. Firstly, in regards to the contractual obligations that CoTherix has with its - its distributors, that’s an issue that, it’s a legally bonding, contractual situation, and you know, it’s - I see no reason at this level to - at this point to get into that level of - of detail.

Secondly, in terms of EPS earnings; yes, we expect that - that on - on a cash basis, that the acquisition will be accretive to - to EPS in 2007 and - and that basically is after consideration of all sort of the - the non-cash charges, if the - the milestone that you refer to is not actually a (unintelligible) item, anyway.

Zubin Dastoor:	Okay. Thank you.

Jean-Paul Clozel:	With the drugs on the market.

Roland Häfeli:	Thank you. Next question please. We will try to shoot for five minutes more and hopefully our friends out their are covered.

Operator:	The next question is from Mr. Marcus Metzger from Bank Vontobel. Please go ahead sir.

Marcus Metzger:

Yeah. Hi everybody. Congratulations on the deal from my side. To the best of my knowledge inhaled remodeling might hit the market in 2008 or 2009 and, I guess, that the further growth per- prospective is very much dependent on your extended-release formulation of the dry-powder inhalation. So, maybe you could give us an update in the account status of - also timelines of the latter projects.

Roland Häfeli:

Let me just again refer you to any questions regarding timelines to previously filed public statements by CoTherix to the SEC available on the (unintelligible) that announced intention to initiate development of dry-powder formulation. Regarding United Therapeutic and remodeling jump off…

Jean-Paul Clozel:

Just to say, first of all, really you have to realize that CoTherix is really a great company. I think, they have done a fantastic job to put this product through and to - to get this product through the FDA process in a record time.

They have - I think a very good scientist. They are really - they have a very - very good recognition for their high ethical standards and therefore, I think that they have access - they have through - they have I - I think that they have put Ventavis as clearly a key player in the PAH market and again, we don’t have the data of United Therapeutic’s products, so there is still a long - many unknown with this product, every product can have up and down and this can happen to every product.

So, we need to see what are going to be the - what are going to be the result with Remodulin. What I can tell is that the difference, at the worse case, will be very small between what we’ll be able to achieve with - with Ventavis and Remodulin because the improvements which are underway should, if everything goes well, should really decrease a difference between these products to the minimum.

So, I - I think that we have to see the data and we need to work very hard and we are going to do that with the people of CoTherix to make Ventavis, an even better product in the future.

Marcus Metzger:

Okay, thanks. Maybe - maybe one follow-up. You seem to be very surprised when CoTherix, actually, came back to you last Friday. So, at the time you walked away from the deal, actually, or CoTherix walked away from the deal. I just wonder whether you have left or let your GAAP down or whether you looked actually further opportunities out there.

Roland Häfeli:	I don’t think that we would have any comments to such a question.

Marcus Metzger:	Okay, thanks.

Roland Häfeli:	Next please.

Operator:	The next question is from Mr. Peter Welford from Lehman Brothers. Please go ahead sir.

Peter Welford:

Hi, I just had one question outstanding, actually. Could you just quickly compare the Reveal Patient Monitoring System that they use, I think, in compare to the track system, and how potentially they defer and I guess what sort of benefit you could get for using the two systems together all one - instead of both of the two. Thank you.

Roland Häfeli:	Peter, let me just advise you that the track system is a European system, the Reveal is a patient registry and as such no comparative statements can be made. I’m sorry; I have to insist on this for regulatory purposes.

Jean-Paul Clozel:

It’s - it’s different but if you just put a right point. I think, can we really make this thing simpler, can we unify this system, is really something that we are going to work on very hard and we need to see what other possibility. It would make a lot of sense to try not to have different ways to access these patients with different drugs.

Peter Welford:	Thank you.

Roland Häfeli:	One last question, please.

Operator:	The last question is from Mr. Martin Wales from UBS. Please go ahead sir.

Martin Wales:

Hi, just one further question. What assumptions do you make when valuing CoTherix in terms of potential competition to have Ventavis beyond Remodulin, I know the drug exclusively expires at end of 2011.

Roland Häfeli:	I’m - I’m sorry Martin, I couldn’t copy the last part of your question.

Martin Wales:	I noticed that the (unintelligible) drug status of Ventavis expires at the end of 2011. So, I’m just wondering what assumption you’ve made in terms of competition, about point for Ventavis?

Jean Paul Clozel:

I think - I think that’s a - it’s a much more complicated thing that we believe, the 2011 refers to the composition of matter, of - of a drug status, sorry, yes- because it’s a, and clearly there are lot of patterns covering, you know, formulations, nebulizer, technologies and in 2011, I think that the way Ventavis should be given, most likely, will be very different of the way it’s given today.

So, I think there are lot of possibilities, I think, to still improve the use of CoTherix and of - of Ventavis, sorry. And, therefore, I think that it will be - it will be interesting to see what will be the patent situation in 2011.

Martin Wales:	Okay. So you shouldn’t worry about that - that date was being any…

Roland Häfeli:

Thank you very much Martin and with this I would like to conclode - conclude this conference call. Again, I would like to remind you of the habitual disclaimers, so that can be found on the slide kit available on the website. Let me please leave -inform you that we expect further news flow until January 2007 from Actelion, next to potential information regarding this proposed transaction. We expect before year-end to discuss with you Actelion–I, non-disclosed compound for potentially cardiovascular and cardio pulmonary indications.

We also look forward to you to share with you either in December ‘06 or then in January ‘07 results of Bosentan in the phase-III early study evaluating safety and efficacy of Tracleer in less advanced, so called, class-II PAH patients who were exposed to either placebo or active compound for at least six months. And, last but not least, let me also remind you of the financial calendar full-year 2007, we will kick off with a big event on the 22nd February 2007.

We’ll provide full-year 2006 result, full-year 2007 guidance, review of Tracleer and Zavesca in the market place until later life cycle management effort potentially if and when the transaction should be - have closed by then. Additional details on the proposed acquisition and its integration process plus full-fledged research and development day. So, I kindly ask you to mark this up in your calendars.

Further results for the year are expected 19th of April, 19th of July and 18th October, always 2007. And with this thank you very much for you continued interest in Actelion. We look forward to - to discuss further matters with you in the very near future. Conference call operator, please disconnect this call at this point in time. Good-bye.

Operator:	Ladies and Gentlemen, this conference call is now over. And you may disconnect your telephones. Thank you very much for joining and have a pleasant day. Good-bye.

-END-

THIS TRANSCRIPT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFER TO BUY COTHERIX, INC. COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ACTELION INTENDS TO FILE. STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV OR FROM ACTELION.